Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 11 DATED NOVEMBER 21, 2023
TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated as follows to (i) revise certain disclosures in the Prospectus and (ii) include the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2023 (the “Form 8-K”).

UPDATES TO THE PROSPECTUS

All references to “DST Asset Manager Solutions, Inc.” are deleted in their entirety, and replaced with “SS&C GIDS, Inc.”.

The first paragraph under “Q: When may I make purchases of shares and at what price?” is deleted in its entirety and replaced with the following:

Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders effective as of the first day of the applicable month (based on the NAV per share as determined as of the previous day, being the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the intermediary manager). Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in an interest-bearing account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. Any interest earned with respect to such account will be used to offset Fund expenses payable to our transfer agent, which is expected to benefit our shareholders. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and our transfer agent, will return the related funds to the prospective investor, without deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the intermediary manager, the purchase order will be held in an interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month.

The following section in the Prospectus is deleted in its entirety: “Risk Factors — Risks Related to our Business and Structure — We will not invest the proceeds from sales of our Common Shares in an interest-bearing account. Accordingly, if your subscription order is rejected, you will not be entitled to any interest.”

The third paragraph under “How to Subscribe” is deleted in its entirety and replaced with the following:

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of the applicable month (based on the NAV per share as determined as of the previous day, being the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the intermediary manager). Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in an interest-bearing account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. Any interest earned with respect to such account will be used to offset Fund expenses payable to our transfer agent, which is expected to benefit our shareholders. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the intermediary manager, the purchase order will be held in an interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month.
The fifth paragraph under “How to Subscribe” is deleted in its entirety and replaced with the following:

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and SS&C GIDS, Inc., our transfer agent, will return the related funds to the prospective investor, without deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal.

The first bullet under paragraph under “How to Subscribe — Purchase Price — We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering” is deleted in its entirety and replaced with the following:

•On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of the applicable month (based on the NAV per share as determined as of the previous day, being the last calendar day of the applicable month designated by our Board of Trustees), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. Prior to our receipt and acceptance of the subscription orders effective as of the first day of the applicable month, proceeds from sales of our Common Shares will be placed in an interest-bearing account at UMB Bank, N.A., under the control of our transfer agent, SS&C GIDS, Inc., until we accept or reject such subscription order. Any interest earned with respect to such account will be used to offset Fund expenses payable to our transfer agent, which is expected to benefit our shareholders. Upon our acceptance of a shareholder’s subscription, such proceeds will be transferred by our transfer agent into an account maintained by our custodian, U.S. Bank Trust Company, National Association. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and our transfer agent, will return the related funds to the prospective investor, without deduction of any sales load, fees or expenses, promptly after such rejection, cancellation or withdrawal. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the intermediary manager, the purchase order will be held in an interest-bearing account and executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

The following disclosure is added as the last paragraph under “Prospectus Summary — What is the difference between the Class S, Class D and Class I Common Shares being offered?”:

Assuming the exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange and the Fund has received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, (i) a financial intermediary may, in its discretion, determine to exchange a shareholder’s Common Shares at such shareholder’s request and (ii) in certain cases, where a holder of Class S shares or Class D shares is no longer eligible to hold such class of shares based on the shareholder’s arrangements with its financial intermediary, (a) such holder’s Class S shares may be exchanged into an equivalent net asset value amount of Class D shares or Class I shares and (b) such holder’s Class D shares may be exchanged into an equivalent net asset value amount of Class I shares.

A shareholder may be permitted to exchange Common Shares between classes of shares of the Fund, provided that, among other things: (1) the shareholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the Common Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable class. When an individual shareholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of Common Shares from one class to the applicable class may be permitted if such shareholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in the Fund, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by the Fund for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new Common Shares in an exchange may be subject to lower total expenses charged by the Fund following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors should consult their tax advisors as to the federal, foreign, state and local tax consequences of an exchange. The Fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

The following disclosure is added following the second paragraph under “Description of Our Common Shares — Class I Shares”:
Exchange of Common Shares Between Classes

Assuming the exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange and the Fund has received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, (i) a financial intermediary may, in its discretion, determine to exchange a shareholder’s Common Shares at such shareholder’s request and (ii) in certain cases, where a holder of Class S shares or Class D shares is no longer eligible to hold such class of shares based on the shareholder’s arrangements with its financial intermediary, (a) such holder’s Class S shares may be exchanged into an equivalent net asset value amount of Class D shares or Class I shares and (b) such holder’s Class D shares may be exchanged into an equivalent net asset value amount of Class I shares.

A shareholder may be permitted to exchange Common Shares between classes of shares of the Fund, provided that, among other things: (1) the shareholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the Common Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable class. When an individual shareholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of Common Shares from one class to the applicable class may be permitted if such shareholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in the Fund, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by the Fund for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new Common Shares in an exchange may be subject to lower total expenses charged by the Fund following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors should consult their tax advisors as to the federal, foreign, state and local tax consequences of an exchange. The Fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

CURRENT REPORT ON FORM 8-K

On November 21, 2023, the Fund filed a Current Report on Form 8-K with the SEC. The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) November 20, 2023

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During November 2023, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on November 20, 2023. The purchase price per Class I common share equaled the Fund's net asset value (“NAV”) per Class I common share as of October 31, 2023. The offer and sale of the Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During November 2023 (number of shares finalized on November 20, 2023)	167,162	$4.5

Item 8.01  Other Events.

November 2023 Distributions

On November 13, 2023, the Fund’s board of trustees declared regular monthly distributions for each class of the Fund's common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below, which reflect an increase from the October 2023 gross regular monthly distribution of $0.19925 per share for each class of Common Shares:

	Gross Distribution	Shareholder Servicing Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01881	$0.19549
Class D	$0.21430	$0.00553	$0.20877

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on November 30, 2023 and will be paid on or about December 26, 2023.

The distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

Portfolio and Business Commentary

As of October 31, 2023, the Fund had investments in 227 portfolio companies with total fair value of approximately $2,185 million. As of October 31, 2023, based on fair value, the Fund’s portfolio investments consisted of 95% in first lien senior secured loans, 1% in second lien senior secured loans, 1% in collateralized loan obligations, 1% in senior subordinated loans and 2% in preferred equity. Substantially all of the debt investments in the Fund’s portfolio were floating rate as of October 31, 2023. As of October 31, 2023, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of
September 30, 2023
Industry
Software and Services	19.4%
Consumer Services	11.2%
Health Care Services	11.0%
Capital Goods	10.9%
Insurance Services	7.4%
Financial Services	7.2%
Commercial and Professional Services	5.8%
Media and Entertainment	5.0%
Pharmaceuticals, Biotechnology and Life Sciences	3.4%
Retailing and Distribution	2.8%

Net Asset Value

The NAV per share of each class of the Fund as of October 31, 2023, as determined in accordance with the valuation policies and procedures of Ares Capital Management, LLC, the Fund’s investment adviser, was as follows:

NAV as of October 31, 2023
Class I	$26.92
Class S	$26.92
Class D	$26.92

As of October 31, 2023, the Fund’s aggregate NAV was approximately $1,423 million, the fair value of its portfolio investments was approximately $2,185 million, and it had approximately $644 million of debt outstanding. The Fund’s debt-to-equity leverage ratio as of October 31, 2023 was 0.45x.

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $7.5 billion of its Common Shares, pursuant to an offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration
Offering:
Class I	12,575,555	$340.0
Class S	8,928,960	$241.3
Class D	1,392,119	$37.6
Private Placements
Class I	34,602,201	$906.5
Class S	—	—
Class D	—	—
Total*	57,498,835	$1,525.4

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: November 21, 2023

	By:	/s/ JOSHUA M. BLOOMSTEIN
	Name:	Joshua M. Bloomstein
	Title:	General Counsel and Secretary

Please retain this Supplement with your Prospectus.